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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

21002509

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69480

SEC Mail Processing Section
MAR 03 2021
Washington, DC
413

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RMK Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

352 Seventh Avenue, Suite 603
(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clark B. Tucker — (205) 721-0507
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Katz, Sapper & Miller
(Name – *if individual, state last, first, middle name*)

7 Penn Plaza, Suite 1500	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Kirk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RMK Capital, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

2-25-21

Notary Public

ANNETTA WILLIAMS
Notary Public - Seal
Marion County - State of Indiana
Commission Number NP0726017
My Commission Expires Mar 26, 2028

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income/Loss
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Member's Equity
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to existor found to have existed since the date of the previous audit

OMB APPROVAL	
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SEC FILE NUMBER
8 - 69480

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RMK Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

352 Seventh Avenue, Suite 603
(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clark B. Tucker (205) 721-0507
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Katz, Sapper & Miller
(Name – if individual, state last, first, middle name)

7 Penn Plaza, Suite 1500	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (11-05) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, Michael Kirk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RMK Capital, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public 2-25-21

ANNETTA WILLIAMS
Notary Public - Seal
Marion County - State of Indiana
Commission Number NP0726017
My Commission Expires Mar 26, 2028

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income/Loss
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Member's Equity
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

RMK Maritime Capital, LLC

Report Pursuant to SEA Rule 17a-5(d)

Financial Statements

For the Year Ended December 31, 2020

RMK MARITIME CAPITAL, LLC
December 31, 2020

Table of Contents

KATZ SAPPER & MILLER

Our People: Your Success

Report of Independent Registered Public Accounting Firm

To the Members
RMK Maritime Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of RMK Maritime Capital, LLC as of December 31, 2020, the related statements of operations, changes in members' equity, and cash flows for the year ended December 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of RMK Maritime Capital, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of RMK Maritime Capital, LLC's management. Our responsibility is to express an opinion on RMK Maritime Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to RMK Maritime Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Katz, Sapper & Miller, LLP
Certified Public Accountants
7 Penn Plaza, Suite 1500
New York, NY 10001
Tel 212.557.9800
Web ksmcpa.com
An Affiliate of
KSM Business Services, Inc

Supplemental Information

The accompanying information contained in schedule I Computation of Net Capital Under SEA Rule 15c3-1 and Schedule II Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEA Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of RMK Maritime Capital, LLC's financial statements. The supplemental information is the responsibility of RMK Maritime Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I of Computation of Net Capital Under SEA Rule 15c3-1 and Schedule II Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEA Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Katz, Sapper & Miller, LLP

We have served as RMK Maritime Capital, LLC's auditor since 2018.

New York, New York
February 26, 2021

RMK MARITIME CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS		
Cash and cash equivalents	$	275,445
Fixed assets (net of accumulated depreciation of $81,509)		6,211
Deposits		22,873
Right of use assets		292,853
Prepaid expenses and other assets		3,563
TOTAL ASSETS	**$**	**600,945**
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	25,715
Loan payable		72,777
Lease liability		300,004
TOTAL LIABILITIES		**398,496**
Members' equity		**202,449**
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$**	**600,945**

The accompanying notes are an integral part of these financial statements.

RMK MARITIME CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

Revenues	
Investment banking	$ 1,226,490
Total Revenue	1,226,490
Expenses	
Compensation and benefits	657,009
Professional fees	271,942
Travel and entertainment	19,138
Rent	91,710
Dues and subscriptions	31,128
Technology and communications	24,378
Other operating expenses	40,387
Total Expense	1,135,692
Net Income	**$ 90,798**

The accompanying notes are an integral part of these financial statements.

RMK MARITIME CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Total Members' Equity
Balance at January 1, 2020	$ 126,051
Net Income	90,798
Capital contributions	135,600
Capital withdrawals	(150,000)
Balance at December 31, 2020	$ 202,449

The accompanying notes are an integral part of these financial statements.

RMK MARITIME CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

Cash flows from operating activities:		
Net Income	$	90,798
Adjustments to reconcile net income to net cash flows provided by operating activites:		
Depreciation Expense and other		9,321
(Increase) decrease in operating assets:		
Prepaid expenses and other assets		6,486
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		17,190
Operating lease payments		3,960
Total adjustments		36,957
Net cash provided by operating activities		127,755
Cash flows from financing activities:		
Capital Contributions		135,600
Capital Withdrawals		(150,000)
Loan Payable		72,777
Net cash provided by financing activities		58,377
Net increase in cash and cash equivalents		186,132
Cash and cash equivalents, January 1, 2020		89,313
Cash and cash equivalents, end of year	$	275,445

The accompanying notes are an integral part of these financial statements.

RMK MARITIME CAPITAL, LLC

December 31, 2020

Notes to Financial Statements

Note 1: General and Summary of Significant Accounting Policies

General

RMK Maritime Capital, LLC (the "Company"), doing business as RMK Capital LLC, was organized in the State of Delaware on January 21, 2014. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is owned by its Principal, Michael Kirk.

The Company is engaged in business as a securities broker-dealer providing investment banking related services.

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. Cash deposits may be in excess of FDIC limits of $250,000.

Property and Equipment

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Income Taxes

The Company, with the consent of its Members, has elected to be a Delaware Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

Note 2: Revenue from Contracts with Customers

The Company adopted ASC 606, effective January 1, 2018. There were no uncompleted contracts and there was no cumulative effect to be recognized from initially applying ASC 606.

Note 2: Revenue from Contracts with Customers (Continued)

Performance Obligations

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or performing services to customers. A good or service is transferred to or performed for a customer when, or as, the customer obtains control of that good or service performed. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

The Company recognizes its advisory fees when earned, usually after completion of the assignment or upon invoicing of non-refundable retainers or fee payments, in accordance with written terms of its engagement agreements.

Cost to Obtain

The Company typically incurs costs while providing advisory services such as travel or other general costs. These costs are expensed as they are incurred.

Investment Banking: M&A Advisory Fees

The Company provides advisory services which could include, but are not limited to, financial advice, advisory services for capital raise and fairness opinions. Revenue for advisory services is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2020, there were no such liabilities.

Private Placements

Private placement services are performed pursuant to engagement letters that specify the services to be provided, which typically involve the placement of securities, and fees to be paid. These contracts result in a single performance obligation upon completion of the transaction process. Success fees are contingent on the completion of contracts, generally the trade date, and are calculated based on closing price.

Note 3: Income Taxes

As discussed in the Summary of Significant Accounting Policies (Note 1), all effects of the Company's income or loss are passed through to the members. Therefore, no provision or liability for Federal or state income taxes is included in these financial statements.

RMK MARITIME CAPITAL, LLC
December 31, 2020

Note 4: Property and Equipment

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows.

			Useful Life
Leasehold improvements	$	73,640	5
Furniture and fixtures		14,080	3
		87,720	
Less: accumulated depreciation		(81,509)	
Property and equipment, net	$	6,211	

Depreciation expense for the year ended December 31, 2020 was $9,321.

Note 5: Leases

In February 2016, the FASB amended the Leases topic of the Accounting Standards Codification to revise certain aspects of recognition, measurement, presentation, and disclosure of leasing transactions. The amendments are effective for fiscal years beginning after December 15, 2018. The Company has implemented the new standard and has reflected the impact of it on its financial position, results of operations, and cash flows. In July, 2018, the FASB issued updated guidance which allows an additional transition method to adopt the new lease standard at the adoption date, rather than at the beginning of the earliest period presented, and recognize a cumulative-effect adjustment, if required, to the beginning balance of retained earnings in the period of adoption (modified retrospective method). The Company elected this transition method on January 1, 2019.

The Company has obligations under an operating lease with initial non-cancelable terms in excess of one year covering those facilities. This lease is included in right-of-use-assets and lease liabilities on the Company's Statement of Financial Condition. The Company's current lease expires in 2024 and includes the option to renew or terminate. The Company is not reasonably certain to renew or terminate, therefore renewal and termination options are not considered in the lease term or the right-of-use asset and lease liabilities balances.

Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of future payments over the lease term. The discount rate used to determine the commencement date present value is the interest rate implicit in the lease, or when that is not readily determinable, the company uses its incremental borrowing rate. The company uses an incremental borrowing rate of 5% over the remaining lease term of 2.5 years based on information available at the lease commencement in determining the present value of future payments. Lease expense for net present value of payments is recognized on a straight-line basis over the lease term. Operating lease cost under the current lease was $91,710.

Note 5: Leases (Continued)

Aggregate annual payments under this lease agreement at December 31, 2020 are approximately as listed in the table below:

Year Ending December 31,	
2021	91,492
2022	94,237
2023	97,064
2024	8,331
	$ 291,124

Note 6: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3- 1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2020, the Company had net capital of $242,579 which was $237,579 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($32,867) to net capital was 0.135 to 1, which is less than the 15 to 1 maximum allowed.

Note 8: Paycheck Protection Loan

In response to economic instability caused by COVID-19, the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") provided for a Paycheck Protection Program (PPP) Loan to provide a direct incentive for employers to keep their employees on the payroll. A PPP Loan is eligible for full or partial forgiveness if the funds are used for certain qualifying costs as defined in the CARES Act.

In April 2020, the Company was funded a PPP Loan in the amount of $72,777 with an interest rate of 1%. The Company plans to apply for, and receive forgiveness for, the full amount in the first quarter, 2021, as all loan proceeds were used for qualifying costs. It is anticipated that forgiveness of the loan will be recognized as income in 2021.

The Company will continue to monitor the COVID-19 situation closely.

Note 9: Concentration

Approximately 75% of investment banking income is from one customer.

Note 10: Related Party Transactions

During the year approximately $298,000 of investment banking income was transacted with RMK Maritime (Europe) Limited, an affiliate of the Principal and $100,000 of professional fees was transacted with RMK Maritime (Europe) Limited an affiliate of the Principal, with an additional $50,000 fee due in January 2021.

Note 11: Subsequent Events

The Company has adopted authoritative standards of accounting for and the disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. These standards require the Company to recognize in the financial statements the effects of all recognized subsequent events that provided additional evidence about conditions that existed at the date of the balance sheet. For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such estimate cannot be made. In addition, the Company is required to disclose the date through which subsequent events have been evaluated. The Company has evaluated subsequent events through the issuance of their financial statements.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 26, 2021, the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

RMK MARITIME CAPITAL, LLC
SCHEDULE I COMPUTATION OF NET CAPITAL
UNDER SEA RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2020

Total members' equity		$ 202,449
Non-allowable assets, deductions and charges:		
Fixed assets	6,211	
Prepaid expenses and other assets	26,436	
Total non-allowable assets, deductions and charges		(32,647)
Allowable credits		72,777
Net capital		$ 242,579
Computation of basic net capital requirements		
Minimum net capital required (6 2/3% of aggregate indebtedness of $32,867)		$ 2,191
Minimum dollar net capital requirement		5,000
Minimum capital required		5,000
Excess net capital		$ 237,579
Computation of aggregate indebtedness		
Total aggregate indebtedness in the statement of financial condition		$ 32,867
Percentage of aggregate indebtedness to net capital		13.5%
Ratio of aggregate indebtedness to net capital		0.135 to 1

There are no material differences between the amounts presented aboveand the amounts reported on the Company's unaudited FOCUS report filed as of December 31, 2020.

Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under SEA Rule 15c3-3

The Company will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 adopting amendments to C.F.R. § 240.17a-5 because the Company does not and will not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts. The Company's business activities are as limited to private placement of securities and investment advisory services.

KSM KATZ SAPPER & MILLER

Our People: Your Success

Report of Independent Registered Public Accounting Firm on the Exemption Report

To the Members and Board of Directors
of RMK Maritime Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEA Rule 17a-5(d)(4), in which (1) RMK Maritime Capital, LLC identified the following: RMK Maritime Capital, LLC does not claim an exemption under paragraph (k) of 17 C.F.R.§ 240. 15c3-3, and (2) RMK Maritime Capital, LLC is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because RMK Maritime Capital, LLC limits its business activities exclusively to (1) the private placement of securities and investment advisory services and RMK Maritime Capital, LLC (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RMK Maritime Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Katz, Sapper & Miller, LLP

New York, New York
February 26, 2021

Katz, Sapper & Miller, LLP
Certified Public Accountants

7 Penn Plaza, Suite 1500
New York, NY 10001

Tel 212.557.9800
Web ksmcpa.com

An Affiliate of
KSM Business Services, Inc.

Exemption Report Pursuant to SEA Rule 17a-5(d)(4)

RMK Capital, LLC
352 Seventh Avenue, Suite 603
New York, NY 10001
SEC #8-69480
CRD #171807

RMK Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5 "Reports To Be Made By Certain Brokers and Dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) the private placement of securities and investment advisory services and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Michael Kirk, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature: ______________________

Title: CEO